EXHIBIT (a)(5)(iv)

Q&A AVAILABLE ABOUT PROGRESSIVE’S “DUTCH AUCTION” TENDER OFFER

09/29/2004 – On September 13, 2004, Progressive announced the commencement of a modified “Dutch auction” tender offer to purchase up to 17.1 million of the Company’s common shares. Since then, employees have been asking questions regarding the tender offer, how it works and how it affects them. In response to many of these questions, we have prepared a Q&A about the tender offer process, including some issues that are specific to the Company’s employees.

Please note that the Q&A is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Progressive common shares. The tender offer is being made only pursuant to the Offer to Purchase dated September 14, 2004, as amended on September 29, 2004 and as may be further amended, and the related materials distributed to all shareholders. Free copies of these documents are available at the Securities and Exchange Commission’s Web site, www.sec.gov, or by contacting the information agent for the tender offer, Morrow & Co., Inc., at (800) 607-0088.

General Issues

1. What is a modified “Dutch auction” self-tender offer?

In a modified Dutch auction self-tender offer, a company offers to buy back a specified number of its own shares at a price set through an auction process. Shareholders are invited to “tender shares” (or “offer shares to the company for sale”) over a specified period of time by indicating the lowest price, within a price range set by the company, that they will accept for their tendered shares. At the expiration of the tender offer, the company totals all the offers from shareholders at each offering price, and then the company buys the desired number of shares at the lowest price at which it can acquire that number of shares from tendering shareholders. All shareholders whose tenders are accepted for purchase receive the same purchase price for the shares purchased, even if they tendered at a lower price.

In our case, the Company is offering to purchase up to 17.1 million shares (subject to our right to increase the number of shares purchased, as described in the Offer to Purchase dated September 14, 2004) within a price range of $78 to $88 per share. The tender offer will remain open from September 14 through October 15, 2004, unless the expiration date is extended by us.

Here are a couple examples of how the Dutch auction works to set the price in the tender offer: Assume that the following are the only tenders received by the Company:

16 million shares are tendered at $84
1 million shares are tendered at $85
1 million shares are tendered at $86
3 million shares are tendered at $87

Example 1: If the Company decides to purchase 17.1 million shares, it would pay $86 per share, since that is the lowest price at which it can purchase this number of shares.

Example 2: If the Company were to elect to purchase 19 million shares, it would pay $87 per share for every share purchased.

In either example, all shareholders whose shares are purchased would receive the same per share payment, even if they tendered at a lower price. Shareholders who tendered at a price that is higher than the purchase price indicated would not have any shares purchased by the Company.

2. What happens if shareholders tender more shares than the Company wants to purchase?

If the number of shares tendered at or below the final purchase price is greater than the number of shares the Company decides to purchase, the tender offer is “oversubscribed”. In this circumstance, the Company will purchase from shareholders only a pro rata portion of the shares that are tendered at or below the purchase price (with some exceptions, including the so-called “odd lot” priority for certain shareholders who own less than 100 shares, as discussed in question 11 below).

In the first example in question 1 above, 18 million shares are tendered at or below $86, but the Company decides only to purchase 17.1 million shares. As a result, most shareholders who tendered at or below $86 will have only a pro rata portion of their tendered shares purchased by the Company. If the tender offer is oversubscribed, the Company will calculate and announce the exact proration factor after the expiration of the tender offer.

3. Why is the Company conducting the tender offer?

The principal purpose of the tender offer is to return excess capital to shareholders who choose to tender their shares. A more detailed discussion can be found in the Company’s Offer to Purchase dated September 14, 2004, at pages 2-3 (Summary Term Sheet) and in Section 2 at pages 14-15 (Purposes of the Tender Offer; Certain Effects of the Tender Offer).

4. Will the tender offer have any effect on the Company’s operations?

No. We believe that after giving effect to the tender offer, our remaining capital on hand and cash flows from operations will be sufficient to meet our operational needs, corporate obligations and risk contingency needs, while remaining consistent with our stated financial policies.

5. Will Progressive still be a publicly held company after the tender offer?

Yes. After the tender offer, we will continue to satisfy the minimum number of shareholders required to be a public company, and our remaining shares will still be traded on the New York Stock Exchange. We currently have approximately 217 million shares outstanding, and we are offering to purchase less than 10% of those shares.

6. What effect will the tender offer have on shareholders who elect not to tender their shares?

The tender offer will result in a reduction in the aggregate number of Progressive common shares that are held by shareholders. Each shareholder who elects not to tender his or her shares, therefore, will hold a proportionately larger percentage interest in Progressive after the tender offer.

7. What effect will the tender offer have on Gainsharing?

None. Gainsharing is calculated based upon operating performance criteria for the various business units, such as combined ratios and growth in net earned premiums. Our decision to return excess capital to shareholders through the tender offer will not have any impact on these calculations or the Gainsharing payouts.

Employee-Shareholder Issues

8. How will the tender offer affect employees who own Progressive common shares?

If you own Progressive shares, you will have the right to tender your shares on the same basis as all other shareholders. If you hold shares in the RSP, you may instruct Fidelity to tender shares on your behalf, subject to the limitations explained in Fidelity’s separate correspondence to RSP participants.

9. Am I required to tender my Progressive common shares in the tender offer?

No. You are not required to participate in the tender offer. If you decide not to tender your shares, you do not need to take any action.

10. What should I do?

Neither the Company nor its Board of Directors is making a recommendation to you as to whether to tender shares in the tender offer, and the Company has not authorized any person to make such a recommendation to you. If you are a shareholder, you must decide for yourself whether to tender some or all of your shares and, if so, at what price within the range established by the tender offer you should tender your shares. If you need help in making this decision, you may wish to contact a financial advisor.

11. If I own a small number of Progressive shares, can I tender them in the tender offer?

Yes. There is no minimum number of shares that must be tendered. If the offer is oversubscribed, shareholders who own less than 100 shares (so-called “odd lot” holders) may have their shares purchased on a priority basis. This priority treatment only applies if the shareholder tenders all of the shares that he or she owns at or below the final purchase price paid by the Company (or if the “odd lot” shares are tendered at the price determined by the Dutch auction), but it does not apply to shares owned through the RSP. Other conditions also apply. You should review Section 1 of the Offer to Purchase (Number of Shares; Proration) and the Letter of Transmittal for further details. If you have questions on whether you will be entitled to the “odd lot” priority treatment or on how to tender your shares in these circumstances, you should contact the information agent for the tender offer, Morrow & Co., Inc., at (800)607-0088.

12. How do I tender my shares?

If you decide to tender your shares, you must follow the detailed requirements set forth in the Offer to Purchase and related Letter of Transmittal that have been sent to all shareholders. If you have questions concerning these requirements, please contact the information agent, Morrow & Co., at (800) 607-0088. If you hold shares in a brokerage account, you should contact your broker to find out how to participate. RSP participants should refer to the materials received from Fidelity for instructions on how to tender shares held in your RSP account.

13. What will the cost be for me to tender my shares?

If you are tendering shares that are evidenced by a certificate, or if you are tendering shares held in your RSP account, you can tender your shares without incurring the usual brokerage commissions or fees. If you hold your shares in a brokerage account, you should contact the broker to determine whether they will charge you a fee in connection with tendering your shares.

14. How will the tender offer affect employees with stock options?

Stock options cannot be tendered in the tender offer. If you hold vested options and you want to participate in the tender offer using the shares that are covered by those options, you must first exercise the option (i.e., buy the shares), by paying the exercise price and related tax withholding obligations, so that you will own the shares. Please see question 15 below regarding blackout period restrictions that may apply to the exercise of such options. Once you own the shares, you can tender them on the same basis as other shareholders.

15. If I am subject to the Company’s Insider Trading Policy, can I tender my shares during a blackout period?

Yes. Even if we are in a blackout period under the policy, you can tender shares that you own in the tender offer. Please note, however, that the Insider Trading Policy, and any blackout periods, remain in effect for all other transactions in Progressive shares (such as purchases and sales in the open market, and “cashless” stock option exercises which result in a sale of Progressive common shares).

16. If the Company purchases shares from me in the tender offer, what will be the tax effect for me?

You must determine the tax implications for yourself. The Offer to Purchase includes a general discussion of the U.S. Federal income tax effects of the tender offer, at page 40 (United States Federal Income Tax Consequences). You should discuss this issue with a tax advisor if you are uncertain about the tax effects of the sale of some or all of your shares in the tender offer. To the extent that you need to determine the original cost of your shares to figure your tax effects, you are also encouraged to begin this research well in advance of the time that you need this information to complete your tax returns.

RSP-Specific Issues

17. Am I required to tender Progressive shares held in my RSP account?

No. You are not required to participate in the tender offer. In addition, you are not required to tender shares held in your RSP account even if you decide to tender other shares that you own. If you decide not to tender your shares, you do not need to take any action.

18. Will the RSP still exist after the tender offer?

Yes. The tender offer will have no effect on the RSP (which includes the Long Term Savings Plan (LTSP) and the Self-Directed Retirement Plan (SDRP)) or the investments that are available through the RSP, other than the temporary blackout periods described below in question 22 and in the separate communication sent to all participants by Fidelity.

19. Will I be able to hold Progressive common shares in my RSP account after the tender offer is completed?

Yes. Progressive shares will continue to be an investment option in the RSP both during and after the tender offer.

20. If Fidelity tenders shares on my behalf and the Company purchases some or all of the shares tendered, what happens then?

If the Company purchases shares tendered by Fidelity on your behalf, your account will show the shares being exchanged out of Progressive Stock and the proceeds will be added to your account as soon as the Company pays the purchase price to Fidelity and Fidelity is able to process the transactions. These processes are expected to take 10 to 12 business days from the expiration of the tender offer. Fidelity will deposit the proceeds in your account in a fund called Managed Income Portfolio (MIP) II. After the proceeds are deposited by Fidelity into the MIP II fund in your account, you will have the option to leave the proceeds invested in the MIP II fund or to move these amounts to other investments that are available in the RSP, including the Progressive Stock fund.

If you have further questions about this process, the MIP II fund or how else you can invest these proceeds, you should call a Fidelity representative at (877) PGR-5877.

21. If the Company buys shares that are tendered from my RSP account, what are the tax effects for me?

There are no tax implications or penalties as a result of the Company buying shares from your RSP account. NO FUNDS WILL BE PAID DIRECTLY TO YOU. Any proceeds from the sale of Progressive shares will remain in your RSP account.

22. Why is Fidelity imposing a blackout on some transactions in Progressive shares in the RSP?

Fidelity needs to impose the blackout on certain transactions in Progressive shares (sales, withdrawals, loans and other dispositions) for the three business days preceding the expiration of the tender offer, so Fidelity can make sure that it is in a position to respond accurately to those participants who direct Fidelity to tender shares held in the RSP. This initial blackout affects all participants who hold Progressive shares in their RSP accounts (but it does not affect other investments held in the RSP). Participants who elect not to tender their shares are then freed from the blackout on the expiration date of the tender offer.

If Fidelity tenders shares on behalf of a participant as a result of the participant’s directions, the blackout remains in effect for that participant’s account until after the completion of the tender offer and Fidelity’s related processing. These processes are expected to take 10 to 12 business days from the expiration of the tender offer.

If you do not hold Progressive shares in your RSP account, neither blackout period will affect you. For more information, please see the letter that was sent by Fidelity to RSP participants who held Progressive shares in their account as of September 9, 2004. If you have additional questions, please contact Fidelity.

23. How do I find out if I hold Progressive common shares in my RSP account?

You can contact a Fidelity representative at (877) PGR-5877, or access your RSP account at 401k.com.

24. If I want to tender Progressive shares held in my RSP account, what do I have to do?

All RSP participants who held Progressive common shares in their RSP accounts as of September 9, 2004, should have received a packet from Fidelity that includes the Company’s Offer to Purchase dated September 14, 2004, and detailed instructions from Fidelity on how to participate in the tender offer. These materials include the information that you need to determine how to participate. If after reviewing this information you have additional questions, or if you have not yet received your packet from Fidelity, you should contact Fidelity at (877) PGR-5877.

Additional Information

25. Where can I find out more information about the tender offer?

The tender offer is made on the terms and subject to the conditions of the Company’s Offer to Purchase dated September 14, 2004, as amended on September 29, 2004 and as may be further amended, and the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were mailed to shareholders starting on September 14, 2004. Any amendments to the Offer to Purchase will be filed with the Securities and Exchange Commission on Schedule TO and will be available for free on the SEC’s Web site, www.sec.gov. Also, employees who owned Progressive shares through the RSP as of September 9, 2004, should have received a separate mailing from Fidelity, which included the Offer to Purchase and instructions from Fidelity on how RSP participants can tender shares in the tender offer. Shareholders and RSP participants are urged to read these documents carefully before deciding whether to participate in the tender offer.

If you have additional questions, or if you want to receive a copy of the Offer to Purchase, Letter of Transmittal and the related documents, you can contact the information agent for the tender offer, Morrow & Co., at (800) 607-0088.

RSP participants with questions can contact Fidelity at (877) PGR-5877.